SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                                  Serono S.A.
                              -------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                     ---------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                              ---------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X   Form  40-F
               -----           -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
        -----    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

SERONO                                                     (OSI) PHARMACEUTICALS



Media Release


FOR IMMEDIATE RELEASE
---------------------

      SERONO AND OSI PHARMACEUTICALS ANNOUNCE AGREEMENT FOR OSI TO MARKET
                            NOVANTRONE(R) IN ONCOLOGY


GENEVA,  SWITZERLAND  AND  MELVILLE,  NEW  YORK-  MARCH  12, 2003 -- Serono S.A.
(virt-x: SEO and NYSE: SRA) and OSI Pharmaceuticals, Inc. (NASDAQ: OSIP) announced today that they have entered into an agreement by which OSI will market and promote the drug Novantrone(R) (mitoxantrone concentrate for injection) for the approved oncology indications in the United States. In consideration for these exclusive rights, OSI will pay Serono initial fees totaling $55 million plus maintenance fees in return for commissions on net sales in oncology. To support Novantrone(R), OSI intends to build commercial operations which will include a sales force and an associated marketing and sales management infrastructure.

Novantrone(R) is approved by the U.S. Food and Drug Administration for the treatment of acute nonlymphocytic leukemia (ANLL), which includes myelogenous, promyelocytic, monocytic and erythroid acute leukemias, and the relief of pain associated with advanced hormone-refractory prostate cancer (HRPC). The drug is also approved for certain advanced forms of multiple sclerosis (MS). Serono will continue to be responsible for the marketing of the multiple sclerosis indication for Novantrone(R) and book all U.S. sales in all indications. Total sales of Novantrone(R) in 2002, were approximately $80 million. Serono acquired from Amgen the U.S. rights to Novantrone(R) for both MS and oncology in December 2002.

"Gaining access to a high-quality, marketed oncology product to both build a revenue base and allow us to seed a commercial organization has been a key corporate goal over the last two years," stated Colin Goddard, Ph.D., Chief Executive Officer of OSI Pharmaceuticals. "We see Novantrone(R) as a well established therapeutic product in oncology of about the right size that became available at the right time and have moved aggressively to secure this opportunity. We believe our new relationship with Serono represents a win-win for both parties. Further, we believe this deal, coupled with our recently announced intention to acquire Cell Pathways' pro-apoptotic pipeline and the marketed oncology-care product Gelclair(TM), represent major steps forward in continuing to build a high quality oncology organization."

"We have found an excellent partner in OSI, who have a significant commitment to developing a commercial presence in the field of oncology," said Ernesto Bertarelli, Serono's Chief Executive Officer. "This agreement enables Serono to focus on Novatrone(R) in our specialist area of multiple sclerosis, while ensuring that the product continues to be well supported in its oncology indications."

Novantrone(R) (mitoxantrone for injection concentrate) is a synthetic antineoplastic anthracenedione used intravenously as an anti-cancer agent. The product was approved by the FDA in 1987 for ANLL and in 1996 for the relief of pain associated with HRPC. It was registered for MS indications in October 2000. It is a DNA-reactive agent that intercalates into DNA through hydrogen bonding, causing crosslinks and strand breaks. Novantrone(R) also interferes with RNA and is a potent inhibitor of topoisomerase II, an enzyme responsible for uncoiling and repairing damaged DNA.

ABOUT SERONO
Serono is a global biotechnology leader. The Company has six recombinant products on the market, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/ Ovitrelle(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. Serono's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

In 2002, Serono achieved worldwide revenues of US $1.546 billion, and a net income of US $321 million, making it the third largest biotech company in the world. Serono operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

ABOUT OSI
OSI Pharmaceuticals, Inc. is a leading biotechnology company focused on the discovery, development and commercialization of high-quality, next-generation oncology products that both extend and improve the quality-of-life for cancer patients worldwide. OSI has a balanced pipeline of oncology drug candidates that includes both next-generation cytotoxic agents and novel mechanism-based, gene-targeted therapeutics. OSI's most advanced drug candidate, Tarceva(TM) (erlotinib HCl), a small-molecule inhibitor of the EGFR gene, is currently in Phase III clinical trials for lung and pancreatic cancers.


This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Factors that might cause such a difference include, among others, the impact of acquisitions and divestitures on the synergies of OSI's programs, the success of research and development activities and of pre-clinical development thereof, the completion of clinical trials, the FDA review process and other governmental regulation, pharmaceutical collaborators' ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, product pricing and third party reimbursement, and other factors described in OSI Pharmaceuticals' filings with the Securities and Exchange Commission.


                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###



                                     -more-

FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA  RELATIONS:                 INVESTOR RELATIONS:
Tel:  +41-22-739 36 00            Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85            Fax:  +41-22-739 30 22
http://www.serono.com             Reuters: SEOZ.VX / SRA.N
---------------------             Bloomberg: SEO VX / SRA US


SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                  INVESTOR RELATIONS:
Tel.  +1 781 681 2340             Tel.  +1 781 681 2552
Fax:  +1 781 681 2935             Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------




Contact:   OSI Pharmaceuticals, Inc.        Burns  McClellan (representing OSI)
           Kathy  Galante                   Jonathan Nuggent (investors)
           Director                         Kathy Jones, Ph.D. (media)
           Investor & Public Relations      (212) 213-0006
           (631) 962-2000



                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SERONO S.A.
                                         a Swiss corporation
                                         (Registrant)



March 12, 2003                     By:   /s/ Allan Shaw
                                         -------------------
                                         Name:   Allan Shaw
                                         Title:  Chief Financial Officer